Exhibit 99.3

May 11, 2011

Bezeq The Israel Telecommunication Corporation Limited

Quarterly Report for the Period ending March 31, 2011

Update of Chapter A (Description of Company Operations) of the Periodic Report for 2010

Directors' Report on the State of the Company's Affairs for the period ended March 31, 2011

Interim Consolidated Financial Statements as at March 31, 2011

The information contained in this quarterly report constitutes a translation of the quarterly report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

UPDATE OF CHAPTER A (DESCRIPTION OF COMPANY OPERATIONS)1
OF THE PERIODIC REPORT FOR 2010 (THE “PERIODIC REPORT”) OF
"BEZEQ" – THE ISRAEL TELECOMMUNICATIONS CORPORATION LIMITED (THE “COMPANY”)

1.	Description of general development of the Bezeq Group's business

Section 1.1 – Bezeq Group activities and business development

Section  1.1.1 – General

Following are details of the current holdings in the Company and with full dilution, assuming exercise of all the options allotted to the Group’s employees and managers at March 31, 2011 and May 10, 2011 (the calculation is, inter alia, subsequent to the acquisition of Company shares by B Communications as described in the update to Section 1.3.1):

	Percentage of holdings
Shareholders	At March 31, 2011	At May 10, 2011	With full dilution at May 10, 20112
B Communications (through B Tikshoret)	31.36%	31.24%	30.13%
The public	68.64%	68.76%	69.87%

Section 1.3 – Investments in equity and share transactions

On March 16, 2011 the Company applied to the Securities Authority for permission to publish a shelf prospectus and submitted a preliminary draft shelf prospectus based on the Company's financial statements as at December 31, 2010, according to which the Company may  issue, subject to the terms of the shelf prospectus, shares, debentures, convertible debentures, stock options, debenture options and marketable securities, in the scope and according to the terms set out in the shelf offering memorandums, insofar as these will be issued by the Company in the future.

Section 1.3.1 – Transactions in Bezeq shares

On March 10, 2011 the Company's controlling shareholder, B Communications, acquired (through B Tikshoret) 15,072,168 of Bezeq's shares at a transaction rate of NIS 10.055 per share so that immediately after this acquisition, the balance of its holdings rose to 829,283,713 Company shares and its holdings of Company shares rose to 30.84% (29.62% in full dilution).

On March 14, 2011 the Company's controlling shareholder, B Communications, acquired (through B Tikshoret) 14,590,000 of Bezeq's outstanding shares at a transaction rate of NIS 10.1716 per share so that immediately after this acquisition, the balance of its holdings increased to 843,873,713 Company shares and its holdings of Company shares rose to 31.37% (30.14% in full dilution).

Section 1.4 - Distribution of dividends

Section 1.4.2 – Distribution of dividends

Section 1.4.3 – Distribution that does not pass the profit test

On March 31, 2011 the Tel Aviv District Court approved a distribution which does not pass the profit test, in a total amount of NIS 3 billion which will be distributed to the Company's shareholders in six equal semi-annual payments from 2011 until 2013. Pursuant thereto, on May 19, 2011 the first tranche of this distribution will be distributed in a total amount of NIS 500 million (which on the record date for the distribution (May 4, 2011) represents NIS 0.1851125 per share and 18.51125% of its issued and paid-up capital), together with the distribution of the regular dividend as described in the update to section 1.4.2. The Company recorded a liability in its financial statements at March 31, 2011 for the whole sum of the distribution (NIS 3 billion).

1
The update is pursuant to Article 39A of the Securities Regulations (Periodic and Immediate Reports, 5730-1970), and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2010 and relates to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
The calculation of full dilution assumes that all the allotted options will be exercised into shares. In view of the mechanism of net exercise of stock appreciation rights in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010), this assumption is theoretical only, since in practice, under the terms of the plan and according to the outlines, offerees who exercise the options will not be allocated the full number of shares underlying them, but only the number of shares that reflects the amount of the financial benefit embodied in the options.

Section 1.5 – Financial information regarding the Group's areas of operation

Section 1.5.4 – Principal results and operational data

A.	Bezeq Fixed-Line (the Company’s activity as domestic operator) (NIS millions unless stated otherwise)

	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues	1,178	1,329	1,323	1,307	1,304
Operating profit	211	494	556	503	490
Depreciation and amortization	162	178	171	171	170
EBITDA	373	672	727	674	660
Net profit	123	340	377	349	360
Cash flow from current operations	419	540	684	523	393
Payments for investment in property, plant & equipment and intangible assets	319	302	245	247	238
Proceeds from sale of property, plant & equipment	187	43	48	26	15
Free cash flow (1)	287	281	487	302	170
Number of active subscriber lines at end of period (in thousands) (2)	2,342	2,352	2,382	2,412	2,445
Average monthly revenue per line (NIS) (ARPL) (3)	80	83	83	81	80
No. of outgoing minutes (in millions)	2,521	2,621	2,629	2,717	2,732
No. of incoming minutes (in millions)	1,583	1,644	1,665	1,634	1,623
Number of internet subscribers at the end of the period (in thousands) (2)	1,079	1,066	1,056	1,051	1,045
% of subscribers using NGN services out of total Internet subscribers connected to the NGN network	37%	34%	27%	23%	17%
Average monthly revenue per Internet subscriber (NIS)	79	78	76	72	73
Average bandwidth per Internet subscriber (Mbps)	4.8	4.3	3.8	3.4	3.0
Churn rate (4)	3.1%	3.4%	3.1%	3.1%	3.0%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process)

(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contractor and other works. Calculated based on average lines for the period.

(4)	The number of telephony subscribers who left Bezeq Fixed-line during the period divided by the average number of registered telephony subscribers in the period.

The number of active subscriber lines, average monthly revenue per line and number of outgoing minutes were retroactively amended and were presented after elimination of the effect of card-operated public telephones.

B.	Pelephone (NIS millions unless stated otherwise)

	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue from services	949	1,145	1,159	1,140	1,106
Revenues from sale of terminal equipment	501	323	283	289	287
Total revenue	1,450	1,468	1,442	1,429	1,393
Operating profit	399	343	356	362	322
Depreciation and amortization	139	154	149	149	149
EBITDA	539	497	505	511	471
Net profit	310	268	239	267	259
Cash flow from current operations	308	91	400	378	350
Payments for investments in property, plant and equipment and intangible assets	133	92	99	114	92
Free cash flow (1)	175	(1)	301	264	258
Number of subscribers at the end of the period (thousands) (2)	2,880	2,857	2,825	2,807	2,789
Average number of minutes per subscriber per month (MOU) (3)	359	364	347	348	336
Average monthly revenue per subscriber (NIS) (ARPU) (4)	110	134	137	136	133
Average monthly revenue per subscriber (NIS) (ARPU) (based on reduced interconnect tariffs) (5)	110	109	113	111	110
Number of HSPA subscribers at the end of the period (thousands) (2)	1,471	1,325	1,160	1,005	845
Revenues from value added services (included in revenues from services)	283	269	266	246	233
% revenues from value added services / revenues from cellular services(6)	32.1%	25.0%	24.5%	23.0%	22.6%
Churn rate (7)	4.3%	3.9%	3.5%	3.9%	3.9%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)
Subscriber data do not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone services.

(3)
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber is calculated by dividing the average monthly revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services, and other), and repair and other services in the period, by the average number of active subscribers in the same period.

(5)
After interconnect tariffs were lowered on January 1, 2011 (see section 1.7.3C in Description of the Company's Operations in the periodic report for 2010), average monthly revenues per subscriber in Q1 – Q4 of 2010 were presented on the basis of the reduced interconnect charges (in addition to the regular presentation) for the sake of comparison with the data for the first quarter of 2011.

(6)	The data has been calculated on the basis of the interconnect tariffs in effect at each period.

(7)
The churn rate of subscribers is based on the ratio between subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

C.	Bezeq International (NIS millions unless stated otherwise)

	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Income	329	350	347	340	343
Operating profit	61	65	70	124	62
Depreciation and amortization	24	25	23	23	23
EBITDA	85	90	93	147	84
Net profit	46	46	53	107	46
Cash flow from current operations	42	92	75	66	59
Payments for investments in property, plant and equipment and intangible assets (1)	46	80	30	33	37
Free cash flow (2)	(4)	12	45	33	23
Churn rate (3)	2.9%	3.5%	3.2%	2.9%	3.2%

(1)	The item also includes long-term investments in assets

(2)	Cash from current operations less purchase of property, plant and equipment and intangible assets, net.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS (NIS millions unless stated otherwise)

	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue	406	400	395	396	391
Operating profit	61	41	72	7	59
Depreciation and amortization	69	85	68	68	64
EBITDA	130	126	140	75	122
Net profit (loss)	(73)	(84)	(78)	(143)	(8)
Cash flow from current operations	141	131	126	109	121
Payments for investments in property, plant & equipment & intangible assets (1)	71	90	64	63	61
Free cash flow (2)	70	42	63	46	61
Number of subscribers at the end of the period (thousands) (3)	580	578	575	573	571
Average monthly revenue per subscriber (NIS) (ARPU) (4)	234	231	229	231	229
Churn rate (5)	3.3%	3.1%	3.3%	3.1%	3.5%

(1)	This item also includes investments in the cost of acquiring subscribers

(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(3)
Subscriber – one household or one small business customer. In the event of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(4)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, technical service, advanced products, one-time sale of content, revenues from channels, internet and other) by the average number of customers.

(5)	The number of Internet subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

Section 1.7 - General environment and influence of external factors on the Group's activities

Section 1.7.1 – Formation of groups in the Israeli communications market and transition to inter-group competition

HOT–Mirs Group – on May 4, 2011 HOT announced that its board of directors had received a proposal from companies controlled by its controlling shareholder to join them in negotiations for the acquisition of Mirs Communication Ltd. and it had authorized its ad hoc committee to take the actions necessary to review the proposal and conduct negotiations. For details of the Mirs tender for the allocation of frequencies and a license for cellular operators with infrastructures, see update to section 3.7.2A.

IDB Group –Netvision Ltd. (“Netvision”), reported on March 13, 2011 that it had received a proposal to enter negotiations for its merger with a subsidiary of Cellcom Israel Ltd. (“Cellcom”). Under the merger proposed by Cellcom, all Netvision’s shares would be acquired in exchange for cash based on a total valuation of Netvision’s share capital estimated at NIS 1.5 billion. Furthermore, on March 21, 2011 Netvision announced that its board of directors had resolved to enter these negotiations.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment

Sub-section A - Policy for regulating competition – Hayek Commission – the date for submitting public positions to the commission regarding the commission’s recommendations on structural issues in the communications field was postponed to April 17, 2011. The Company and Bezeq International submitted their comments to the commission which stated that the various comments would be published on the Ministry of Communications website.

Sub-section B – Increase in the rate of royalties – in addition to the petition filed by the Company in connection with increasing the rate of royalties, additional petitions were filed in the same matter by other communications companies, including Pelephone. All the petitions will be heard as one case.

2.	"Bezeq": The Israel Telecommunication Corporation Limited (the “Company”) – Domestic Fixed-line Communications

Section 2.9.7 - Employee benefit plans

In Section C – employee stock options plan (2010) – on March 16, 2011 the Company published a new outline as part of this plan which is incorporated by reference.

Section 2.9.8 - Officers and senior management in the Company

On March 16, 2011 Ran Guron was appointed as the Company's Deputy CEO (in addition to his position as VP of Marketing in the Company).

Section 2.13.6 - Credit rating

On April 3, 2011 the Company was notified by Midroog Ltd. which grades the Company's debentures (Series 4 and 5), that it had been removed from its watch list for the rating of these debentures, while retaining its rating (Aa1) with negative outlook, following the planned reduction of its capital and distribution of a special dividend of NIS 3 billion as decided by the Company and approved by the district court.

Section 2.13.7 - Company assessment for raising financing and possible sources in 2011

For details of the application for a permit to publish a shelf prospectus and a first draft of a shelf prospectus submitted to the Securities Authority, see Section 1.3.

On May 11, 2011 the board of directors approved the raising of NIS 2 billion by means of loans from Israeli banks and from an institutional organization (group). NIS 1.4 billion of this debt amount will be long term (duration – approximately 6.2 years) and NIS 600 million will be short term for one year. At the date of approval of this report the debt had not been raised. It is noted that part of the amount raised will be obtained under a letter of undertaking to provide the Company with long-term credit which was granted by a bank corporation on February 17, 2011, so that after the amount is raised, the volume of liabilities under said letter of undertaking will be reduced from NIS 1.5 billion to NIS 700 million.

Section 2.18 – Legal proceedings

Section 2.18.8 – In the matter of a claim filed in the Tel Aviv District Court in July 2010 together with a motion for its certification as a class action, alleging that as a result of a fault in the telephone lines, Company subscribers were prevented from communicating with HOT subscribers, on April 13, 2011 the court approved the removal of the claimant from the application.

Section 2.18.13 – In the matter of approval of an application for approval of a distribution which does not pass the profit test, see update to Section 1.4.3.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communication Ltd. (“Pelephone”)

Sections 3.1.3 and 3.1.4 – Changes in the volume of operation in the field and in its profitability and Market developments (respectively)

Various regulatory amendments, including a restriction on exit fees, led to the removal of transfer barriers and intensified the competition between the cellular operators and as a result, to an increase in the number of transferring subscribers among the cellular operators. This caused a churn rate of approximately 4.3% in the quarter, compared with 15.3% throughout 2010.

Vigorous subscriber traffic in the cellular market and a rise in demand for equipment and smart phones in particular, contributed to an increase in revenues from terminal equipment which at the end of this quarter totaled NIS 501 million, representing 34.5% of total revenues in the quarter, compared with 20.6% for the whole of 2010. Most terminal equipment is sold in 36 installments and this increase in sales led to an increase in the number of Pelephone's customers.

Section 3.7.2A - Entry of another operator with its own infrastructure

In April 2011 Mirs Communication Ltd. (of the HOT-Mirs Group) and Marathon Telecommunications Ltd. (of the Xfone Group) (the "new operators") won a tender for grant of frequencies and a license for cellular operators that own infrastructures. The winners are likely to be the two additional operators with infrastructures in the tender's frequency spectrum. Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model.

Under the tender, each one of the new operators will pay between NIS 705 million and NIS 710 million in license fees (the “maximum license fees”) which will be reduced by one seventh (1/7) (approximately 14.3%) for each percent (1%) of market share they accumulate in the private sector in the five years following the grant of the license, so that a new operator achieving a market share of 7% in the private sector will not pay any license fees.

To guarantee payment of the license fees, the new operators undertook to submit a bank guarantee in favor of the Ministry of Communications in the amount of the maximum license fees.

Following a hearing which took place regarding an engineering and operational national roaming arrangement, in April 2011 a decision regarding an amendment to the above-mentioned license was published.

Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

Pelephone's assessments of the effect of the entry of the cellular operators with infrastructures into the cellular markets are forward looking information as defined in the Securities Law. These assessments are based on the competition structure in the market, the effects of past changes in it and the regulation which is expected to apply to the new operators as it is known at present. There is no certainty as to the effect these new operators will have. These assessments might not be realized or might be realized in a manner materially different from anticipations, inter alia, because of changes in the competition structure and regulatory changes applicable to the new cellular operators.

4.	International communication, internet services and NEP– Bezeq International Ltd. (“Bezeq International”)

Section 4.20 - Legal Proceedings

Sections 4.20.4 and 4.20.5 – The two petitions filed by Partner in the High Court of Justice (in the matter of awarding a license to provide international communications services to Partner and in the matter of determining a uniform interconnect fee for outgoing international telephone calls from a cellular phone which is the same as the interconnect fee for incoming calls) were dismissed upon an application from Partner on March 24, 2011.

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. (“DBS”)

Section 5.1.4 - Market developments in the field of operation

Section 5.1.4A - In March 2011 the Ministry of Communications published the Broadcasting via Digital Broadcasting Stations Bill, 2011. The bill is designed to expand the DTT setup within 24 months of the publication date of the law, so that, inter alia, the Knesset channel, Educational TV channel and other designated channels will be added to it. Any of the above channels may be added upon request with payment of a distribution fee. It is also proposed that the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add more channels to the DTT setup by their request upon payment of a distribution fee. Furthermore, under the bill, beginning January 1, 2014, the DTT setup and its operation would be transferred from the Second Authority to a public body, statutory corporation or government company which are not broadcasters nor supervise TV or radio broadcasts, which shall be appointed by the Minister of Communications and Minister of Finance and approved by the government.

Section 5.15 - Financing

Section 5.15.5B – in connection with the expansion of DBS’s debenture series (Series B) – in March 2011, after receiving approval from the banks and confirmation from the rating company that the rating of the expanded series would be ILA-, DBS implemented a private issue by way of an expansion of a series of debentures (Series B) in the amount of NIS 120 million, where half the proceeds of the issue will be used to repay long-term bank credit.

Section 5.17 - Restrictions and supervision of the company

Section 5.17.5 – Despite the fact that in 2009 DBS's total investment in local productions exceeded 8% of its revenues, in February 2011 the Council informed DBS, among other things, that DBS had not complied with its obligation to invest in local production on the channels owned by external producers in 2009 or with its obligation to invest in local productions for infants, children and youth in 2009. The Council notified DBS that it had to compensate for the shortfalls of 2009 in 2011-2012 and in some categories also in 2013. DBS disputes some of the determinations of the Council, and it has contacted the Council in an attempt to change its decision.

Section 5.17.13 – In March 2011 the Ministry of National Infrastructures published draft Energy Resource Regulations (Maximum Electrical Output in an Active Standby Situation of a Digital Set-Top Box for the Receipt of Television Broadcasts), 5771-2011 designed to regulate the maximum output of digital set-top boxes in an active standby situation. To the best of DBS's knowledge, this draft has not yet been discussed by the Knesset Economics Committee. Preliminary tests conducted by DBS indicate that the further the draft regulations progress toward binding legislation, the more adverse could be its effect on DBS's ability to continue using some of the decoders which its subscribers are currently using.

DBS's estimate is forward looking information as defined in the Securities Law, based, inter alia, on the current wording of the draft regulations. There is no certainty that this draft will become binding legislation or that the wording of this legislation, if and when it is passed, will be identical to the wording of the present draft. This estimate might not be realized or might be realized in a manner materially different from expectations, inter alia, depending on the wording of the legislation if and when it is passed.

Section 5.20 – Legal proceedings

Section 5.20.1D – On March 31, 2011 DBS filed its response to the motion for certification by refuting the Applicant’s arguments and noted, inter alia, that it had adopted detailed procedures to comply with the provisions of the Consumer Protection Law; that it is in compliance with the obligation imposed on it to notify its customers when an offer ends; and that a specific fault had occurred in the private matter of the applicant which led to the fact that she was not identified by DBS's system as a customer approaching the end of her term of commitment. On April 14, 2011, the court approved an application filed by the parties for agreed withdrawal and dismissed the claim.

Section 5.20.1 – in March 2011 the CEO of DBS was investigated by the Consumer Protection Authority. To the best of DBS's knowledge, the investigation centers on suspicions of alleged violations by DBS of the Consumer Protection Law relating to arguments of deception and lack of disclosure in customer agreements. At the date of this report, DBS has not yet received an update regarding the results of the investigation.
May 11, 2011
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:
Shaul Elovitch, Chairman of the Board of Directors
Avi Gabbay, Chief Executive Officer